Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated.

	Thirty-Nine Weeks Ended October 31, 2015	Fiscal Year Ended
		January 31, 2015	February 1, 2014	February 2, 2013	January 28, 2012	January 29, 2011
Earnings:
Income before income taxes, noncontrolling interest and cumulative effect of change in accounting principle	$952	$1,636	$1,446	$1,280	$1,226	$1,251
Fixed charges (excluding capitalized interest)	339	440	429	426	354	329
Distributions from equity method investments, net of income or loss from equity investees	(3)	(4)	49	11	—	(3)

Total earnings	$1,288	$2,072	$1,924	$1,717	$1,580	$1,577

Fixed charges:
Portion of minimum rent representative of interest	$102	$119	$114	$107	$105	$118
Interest on indebtedness (including capitalized interest)	240	324	314	317	246	208

Total fixed charges	$342	$443	$428	$424	$351	$326

Ratio of earnings to fixed charges	3.8x	4.7x	4.5x	4.1x	4.5x	4.8x

For the purpose of calculating the ratios of earnings to fixed charges, we calculate earnings by adding fixed charges and distributions from equity method investees, net of income or losses from equity method investees, to pre-tax income from continuing operations before noncontrolling interests in consolidated subsidiaries and cumulative effect of changes in accounting principle. Fixed charges include total interest and a portion of rent expense, which we believe is representative of the interest factor of our rent expense. Interest associated with income tax liabilities is excluded from our calculation.